EXHIBIT 99.1
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NEWS RELEASE

APRIL 27, 2004


ARC ENERGY TRUST ANNOUNCES CLOSING OF A U.S. DEBT OFFERING

CALGARY, APRIL 16, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust ("the Trust") announces today that its subsidiary ARC Resources Ltd. has closed a US$125 million private placement of long-term debt in the form of senior secured notes to a group of U.S. institutional investors.

The notes were offered in two tranches, one tranche of US$62.5 million 10 year senior notes with a 7.5 year average life repayable in years 2008 through 2014, issued 85 basis points ("bps") above U.S. treasuries for an all in interest rate of 4.62 per cent. The second tranche of US$62.5 million 12 year senior notes was issued with a 10 year average life repayable in years 2009 through 2016, issued 95 bps above U.S. treasuries resulting in an all in interest rate of 5.10 per cent. The transaction closed on April 27, 2004. Proceeds from the offering will be used to repay a portion of the Company's outstanding bank debt. Both note issues are guaranteed by the Trust. Lehman Brothers Inc. acted as exclusive placement agent on the offering.

Concurrently ARC entered an agreement to swap the 4.62 per cent fixed rate into a variable three month U.S. LIBOR rate resulting in a current floating rate of
1.55 per cent. This interest rate swap was accomplished at 38.25 bps above LIBOR on a notional amount of US$62.5 million.

At closing, these transactions result in the issuance of US$125 million of long-term debt at a weighted average interest obligation of approximately 3.3 per cent with this rate increasing by one half of one percentage point for every one percentage point increase in short-term U.S. interest rates.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3 billion. The Trust currently estimates oil and gas production of approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

ARC RESOURCES LTD.


/s/ John P. Dielwart,
-------------------------
John P. Dielwart,
President and Chief Executive Officer



                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9